Exhibit (a)(5)(E)

Client: GE Healthcare

Project: Personalized Medicine Viral Video

Date: October 29, 2010

NARRATOR SCRIPT FINAL

In the developed world, one in three people will have some form of cancer in their lifetime.

Cancer is complex and no two patients are alike.

Fifty years ago, the diagnosis of cancer was based largely on statistics, family history, physician intuition and a lot of trial and error.

Then imaging technologies like MRI, CT and ultrasound came along, helping doctors to see more clearly where in the body a cancer was located.

Today, physicians have tools to diagnose and treat many cancers more effectively and accurately … taking the fight against cancer to the molecular level.

This is personalized medicine, and it’s good news for cancer patients.

Physicians are now able to look at cells for certain characteristics that can tell them better what kind of cancer it is. Understanding these characteristics can help the physician choose specific treatments that are more likely to work for their patient.

To someone who is facing cancer head on, hoping that treatment will work, this means a lot.

Female Patient: “Getting the news that I had cancer was probably the worst day of my life. But after the tests, my doctors told me they were more sure how to treat it. That day, I would say, was a better day.”

Global demand for cancer profiling products and services is expected to increase 300% within the next five years and these new technologies may help to lower costs and improve the quality of healthcare.

Clarient, a leader in cancer diagnostics, will be joining the GE Healthcare family, to help bring a more personalized approach to the diagnosis and treatment of cancer patients, worldwide.

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October 29, 2010	GE Healthcare	Page 2

Through the combination of GE Healthcare’s expertise in diagnostic imaging with Clarient’s proprietary cancer diagnostics we expect to deliver tools that help physicians to locate, identify, diagnose and treat cancers with greater confidence than ever before.

This is good news for physicians, and for patients – and it truly is personalized medicine.

GE is Imagination at Work.

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Source BCC Research “Cancer Profiling and Pathways: Technologies and Global Markets”, September 2010

Forward Looking Statements

Certain statements in this video regarding Clarient, Inc. and General Electric Company and the proposed transaction contain forward-looking statements that involve risks and uncertainty. Future events regarding the proposed transaction and both Clarient’s and GE’s actual results could differ materially from the forward-looking statements. Factors that might cause such a difference include, but are not limited to: delays in completing, or the failure to complete, the proposed transaction due to a failure to satisfy closing conditions or other reasons, Clarient’s ability to continue to develop and expand its diagnostic services business, uncertainties inherent in Clarient’s product development programs, Clarient’s ability to attract and retain highly qualified managerial, technical, and sales and marketing personnel, uncertainty of success in identifying, developing and commercializing new diagnostic tests or novel markers including the Mammostrat(R) test, Clarient’s ability to fund development of new diagnostic tests and novel markers, and to obtain adequate patent protection covering Clarient’s use of these tests and markers including for the Mammostrat(R) test, and the amount of resources Clarient determines to apply to novel marker development and commercialization, the risk to Clarient of infringement claims and the possibility of the need to license intellectual property from third parties to avoid or settle such claims, failure to obtain regulatory approvals and clearances required to conduct clinical trials if/when required and/or to commercialize Clarient’s services and underlying diagnostic applications, Clarient’s ability to compete with other technologies and with emerging competitors in novel cancer diagnostics and dependence on third parties for collaboration in developing new tests, and risks detailed from time to time in Clarient’s and GE’s reports filed with the U.S. Securities and Exchange Commission (“SEC”), including quarterly reports on Form 10-Q, current reports on Form 8-K, and annual reports on Form 10-K. Recent experience with respect to laboratory services, net revenues and results of operations may not be indicative of future results for the reasons set forth above. Neither Clarient nor GE assumes any obligation to update any forward-looking statements or other information contained in this document.

Important Additional Information

This video is neither an offer to purchase nor a solicitation of an offer to sell any securities. In connection with the proposed transaction, General Electric Company and Crane Merger Sub, Inc. have filed tender offer documents with the SEC. These documents have been mailed to all Clarient stockholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Clarient stockholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. The tender offer materials may be obtained at no charge by directing a request by mail to Morrow & Co., LLC, 470 West Avenue – 3rd Floor, Stamford, CT 06902, or by calling toll-free at (800) 279-6413, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.